Magic Software Enterprise Ltd.

September 29, 2016

Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson

VIA EDGAR

      Re:       Magic Software Enterprises Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”)
     Filed April 27, 2016
     File No.  000-19415

Dear Mr. Wilson:

We are providing the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to our company by the Staff in its letter dated September 14, 2016 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comment below and have provided our company’s response immediately following the comment.

Form 20-F, Part III

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2:- Significant Accounting Policies

Research and development costs, page F-17

1.
Please tell us how your capitalization of research and development costs for software complies with ASC 985-20-35-1 to 4 in regards to cessation of cost capitalization, amortization and net realizable value determination.

We respectfully acknowledge the Staff's comment. ASC 985-20-35 requires that a product be amortized when the product is available for general release to customers. We consider a product to be available for general release to customers when we complete our internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to our customers from our download area. Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to "cost of sales" begins as described below.

Magic Software Enterprise Ltd.

As for amortization period and method, specifically, paragraph 35-1, states that the annual amortization will be the greater of the amounts computed using (1) the ratio that current gross revenues for a product bears to the total of current and anticipated future gross revenues for that product (“revenue curve”); and (2) the straight-line method over the remaining estimated economic life of the product including the period being reported on (“straight-line”).

We have been amortizing the capitalized product costs on a straight-line basis over five years which provides greater amortization expense compared to the revenue-curve method. Based on the our sales forecasts and past sales history, we estimate that the economic life of its internally-developed products (“the products”) will be at least five years due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate our expectations.

Although the determination of the useful life of the products above is subjective in nature, we believe that the estimated useful life of these products is at least five years. Therefore this is the period we estimate that the products will contribute to the future cash flows of our company. We monitor and evaluate such estimates during each reporting period.

At each year end, the unamortized capitalized cost of each of the products is compared to its net realizable value. If the unamortized capitalized costs exceed its net realizable value, the excess amount is expensed immediately. The net realizable value is the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support. In performing this calculation, we use internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers.

Based on our five-year forecast period, we forecast the net realizable value of these products - to be more than $40 million.  When compared to the capitalized software cost of $14.0 million on our balance sheet, we find that the net realizable value is well in excess of it.

We acknowledge to the Commission that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact the undersigned at +972-3-5389-284 or by facsimile at +972-3-5389-625.

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin
Chief Financial Officer
Magic Software Enterprise Ltd.